Exhibit 99.3

Condensed interim consolidated financial statements of Liminal BioSciences Inc.

For the quarter ended March 31, 2020

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of Canadian dollars, except per share amounts) (Unaudited)

	March 31,	December 31,
	2020	2019

ASSETS
Current assets
Cash and cash equivalents	$36,555	$61,285
Accounts receivable (note 4)	3,572	4,086
Income tax receivable	9,414	9,214
Inventories (note 5)	6,532	7,532
Prepaids	9,872	12,733
Total current assets	65,945	94,850

Other long-term assets	1,191	1,170
Capital assets	21,294	21,471
Right-of-use assets (note 6)	31,720	33,254
Intangible assets	13,820	13,846
Deferred tax assets	507	507
Total assets	$134,477	$165,098

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 7)	$17,978	$22,808
Current portion of lease liabilities (note 8)	6,834	8,290
Current portion of long-term debt	-	165
Total current liabilities	24,812	31,263

Long-term portion of lease liabilities (note 8)	29,769	29,947
Other long-term liabilities (note 9)	244	285
Long-term debt	8,726	8,669
Total liabilities	$63,551	$70,164

EQUITY
Share capital (note 10a)	$943,955	$932,951
Contributed surplus (note 10b)	36,105	43,532
Warrants (note 10c)	95,856	95,856
Accumulated other comprehensive loss	(3,019)	(3,099)
Deficit	(994,403)	(967,051)
Equity attributable to owners of the parent	78,494	102,189
Non-controlling interests	(7,568)	(7,255)
Total equity	70,926	94,934
Total liabilities and equity	$134,477	$165,098

Going concern (note 1)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars, except per share amounts) (Unaudited)

Quarters ended March 31	2020	2019
Revenues (note 11)	$1,103	$2,264

Expenses
Cost of sales and other production expenses (note 5)	684	1,130
Research and development expenses	16,985	17,471
Administration, selling and marketing expenses	10,672	7,095
Gain on foreign exchange	(1,132)	(1,776)
Finance costs	1,630	7,149
Loss (gain) on extinguishments of liabilities (note 10a)	(79)	80
Change in fair value of financial instruments measured at fair value through profit or loss	-	229
Net loss from continuing operations, net of taxes of $nil	$(27,657)	$(29,114)
Net income from discontinued operations, net of taxes of $nil (note 3)	-	280
Net loss	$(27,657)	$(28,834)

Net income (loss) attributable to:
Non-controlling interests - continuing operations	(313)	(698)
Owners of the parent
-Continuing operations	(27,344)	(28,416)
-Discontinued operations	-	280
	$(27,344)	$(28,136)
Net loss	$(27,657)	$(28,834)

Income (loss) per share attributable to the owners of the parent basic and diluted:
From continuing operations	(1.17)	(33.59)
From discontinued operations	-	0.33
	$(1.17)	$(33.26)
Weighted average number of outstanding shares (in thousands)	23,386	846

The accompanying notes are an integral part of the condensed interim consolidated financial statements

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of Canadian dollars) (Unaudited)

Quarters ended March 31	2020	2019
Net Loss	$(27,657)	$(28,834)

Other comprehensive income
Items that may be subsequently reclassified to profit and loss:
Exchange differences on translation of foreign operations from continuing operations	80	5
Exchange differences on translation of foreign operations from discontinued operations (note 3)	-	72
Other comprehensive income	80	77
Comprehensive loss	$(27,577)	$(28,757)

Comprehensive income (loss) attributable to:
Non-controlling interests - continuing operations	(313)	(698)
Owners of the parent
- Continuing operations	(27,264)	(28,411)
- Discontinued operations	-	352
	(27,264)	(28,059)
Comprehensive loss	$(27,577)	$(28,757)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of Canadian dollars) (Unaudited)

	Equity attributable to owners of the parent
	Share capital	Contributed surplus	Warrants	Foreign currency translation reserve	Deficit	Total	Non- controlling interests	Total Equity
	$	$	$	$	$	$	$	$
Balance at January 1, 2019	583,117	21,923	95,296	(1,252)	(755,688)	(56,604)	(6,542)	(63,146)
Net loss	-	-	-	-	(28,136)	(28,136)	(698)	(28,834)
Foreign currency translation reserve	-	-	-	77	-	77	-	77
Issuance of shares (note 10a)	6,485	-	-	-	-	6,485	-	6,485
Share-based payments expense (note 10b)	-	1,532	-	-	-	1,532	-	1,532
Share issuance cost	-	-	-	-	(175)	(175)	-	(175)
Effect funding arrangements on non-controlling interests	-	-	-	-	(100)	(100)	100	-
Balance at March 31, 2019	589,602	23,455	95,296	(1,175)	(784,099)	(76,921)	(7,140)	(84,061)

Balance at January 1, 2020	932,951	43,532	95,856	(3,099)	(967,051)	102,189	(7,255)	94,934
Net loss	-	-	-	-	(27,344)	(27,344)	(313)	(27,657)
Foreign currency translation reserve	-	-	-	80	-	80	-	80
Issuance of shares (note 10a)	1,240	-	-	-	-	1,240	-	1,240
Share-based payments expense (note 10b)	-	2,377	-	-	-	2,377	-	2,377
Share-based compensation paid in cash (note 10b)	-	(40)	-	-	-	(40)	-	(40)
Shares issued pursuant to a restricted share unit plan (note 10b)	9,764	(9,764)	-	-	-	-	-	-
Share issuance cost	-	-	-	-	(8)	(8)	-	(8)
Balance at March 31, 2020	943,955	36,105	95,856	(3,019)	(994,403)	78,494	(7,568)	70,926

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars) (Unaudited)

Quarters ended March 31	2020	2019
Cash flows used in operating activities
Net loss from continuing operations for the period	$(27,657)	$(29,114)
Net income from discontinued operations for the period	-	280
Adjustments to reconcile net loss to cash flows used in operating activities:
Finance costs and foreign exchange	517	5,796
Carrying value of capital and intangible assets disposed	20	132
Change in fair value of financial instruments measured at fair value through profit or loss	-	229
Loss (gain) on extinguishments of liabilities	(79)	80
Share-based payments expense (note 10b)	2,337	1,532
Depreciation of capital assets	671	925
Depreciation of right-of-use assets (note 6)	720	1,211
Amortization of intangible assets	238	299
	(23,233)	(18,630)
Change in non-cash working capital items	(124)	1,103
	$(23,357)	$(17,527)
Cash flows from financing activities
Proceeds from share issuances (note 10a)	-	4,351
Proceeds from debt and warrant issuances	-	19,859
Repayment of principal on long-term debt	(165)	(165)
Repayment of interest on long-term debt	(251)	(2,182)
Payments of principal on lease liabilities (note 8)	(2,072)	(947)
Payment of interest on lease liabilities (note 8)	(1,549)	(316)
Debt, share and warrants issuance costs	(8)	(126)
	$(4,045)	$20,474
Cash flows from (used in) investing activities
Additions to capital assets	(331)	(820)
Additions to intangible assets	(195)	(421)
Proceeds from sale of discontinued operations business, net of cash divested	1,175	-
Transaction costs paid relating to the sale of discontinued operations business	(787)	-
Interest received	216	14
	$78	$(1,227)

Net change in cash and cash equivalents during the period	(27,324)	1,720
Net effect of currency exchange rate on cash and cash equivalents	2,594	(53)
Cash and cash equivalents, beginning of period	61,285	7,389
Cash and cash equivalents, end of period	$36,555	$9,056
Comprising of:
Cash	15,242	9,056
Cash equivalents	21,313	-
	$36,555	$9,056

Cash flows from discontinued operations are presented in note 3

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

1.	Nature of operations and going concern

Liminal BioSciences Inc. (“Liminal” or the “Company”) is incorporated under the Canada Business Corporations Act and is a publicly traded clinical stage biotechnology company (Nasdaq & TSX symbol: LMNL) focused on discovering, developing and commercializing novel treatments for patients suffering from diseases related to fibrosis, including respiratory, liver and kidney diseases that have high unmet medical need. Liminal has a deep understanding of certain biological targets and pathways that have been implicated in the fibrotic process, including fatty acid receptors such as G-protein-coupled receptor 40, or GPR40, and G-protein-coupled receptor 84, or GPR84, and peroxisome proliferator-activated receptors, or PPARs.

Liminal’s lead small molecule segment product candidate, fezagepras (PBI-4050), is currently being developed for multiple fibrotic diseases. The plasma‑derived therapeutics segment leverages Liminal’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. With respect to this second platform, the Company is focused on the development of its plasma-derived product candidate Ryplazim® (plasminogen) (“Ryplazim®”), a highly purified glu-plasminogen derived from human plasma that acts as a plasminogen replacement therapy for patients deficient in plasminogen protein.

On November 25, 2019 the Company sold the majority of its bioseparations business to a third party. These activities are presented as discontinued operations in the consolidated financial statements. Details on this transaction and the results from discontinued operations are disclosed in note 3.

The Company’s head office is located at 440, Boul. Armand-Frappier, suite 300, Laval, Québec, Canada, H7V 4B4. Liminal has business operations in Canada, the United Kingdom and the United States.

Structured Alpha LP (“SALP”) is Liminal’s majority and controlling shareholder and is considered Liminal’s parent entity for accounting purposes. Thomvest Asset Management Ltd. is the general partner of SALP and the ultimate controlling parent, for accounting purposes, of Liminal is The 2003 TIL Settlement.

The unaudited condensed interim consolidated financial statements for the quarter ended March 31, 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (‘IASB”) on a going concern basis, which presumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.

During the quarter ended March 31, 2020, the Company incurred a net loss of $27.7 million ($28.8 million for the quarter ended March 31, 2019) and had negative operating cash flows of $23.4 million ($17.5 million for the quarter ended March 31, 2019). In addition, at March 31, 2020, the Company had a working capital of $41.1 million ($63.6 million at December 31, 2019) and an accumulated deficit of $994.4 million ($967.1 million at December 31, 2019). Given Liminal's main activities continue to be in the R&D stage, management has concluded it will need additional sources of financing to ensure it has sufficient funds to continue its operations for a period extending beyond the next twelve months.

Until the Company completes a significant financing, it continues operating at a low spending level, pacing investments on new research programs, and reducing infrastructure cost where possible. The need to complete multiple financing transactions is likely to continue until the Company can generate sufficient product revenues to finance its cash requirements. Meanwhile, management expects to finance future cash needs primarily through a combination of public or private equity offerings, debt financings, strategic collaborations, business and asset divestitures, and grant funding. Despite the Company’s efforts to obtain the necessary funding and improve profitability of its operations, there can be no assurance of its success in doing so, especially with respect to its access to further funding on acceptable terms, if at all, particularly if the COVID-19 pandemic continues to disrupt global financial markets.

These circumstances indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. If the Company is unable to secure additional capital, it may

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

be required to curtail its research and development initiatives and take additional measures to reduce costs in order to conserve its cash in amounts sufficient to sustain operations and meet its obligations. These measures could cause significant delays in the Company’s preclinical, clinical and regulatory efforts, which are critical to the realization of its business plan. These unaudited condensed interim consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2.	Significant accounting policies
a)	Accounting framework

These unaudited condensed interim consolidated financial statements (“interim financial statements”) for the quarter ended March 31, 2020 have been prepared in accordance with IAS 34, Interim financial reporting. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed. These interim financial statements should therefore be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS and which can be found at www.sedar.com and at www.sec.gov/edgar.

These interim financial statements were approved for issue on May 12, 2020 by the Company’s Audit, Risk and Finance committee as delegated by the Board of Directors.

b)	Adoption of new accounting standards

The accounting policies used in these interim financial statements are consistent with those applied by the Company in its December 31, 2019 audited annual consolidated financial statements and no new accounting standards were adopted during the quarter.

c)	New standards and interpretations not yet adopted

There are currently no new standards or interpretations not yet in effect that the Company reasonably expects would have an impact on its interim financial statements.

d)	Significant accounting judgements and critical accounting estimates

The preparation of the interim consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. Other than as described below, the significant accounting judgments and critical accounting estimates applied by the Company, disclosed in the consolidated financial statements for the year ended December 31, 2019, remain unchanged

COVID-19 – The impact the COVID-19 pandemic on our interim financial statements for the quarter ended March 31, 2020 has been limited. However, the COVID-19 pandemic has impacted our clinical and preclinical programs, resulting in the adjustment of certain development timelines and activities. While the long-term impact of the global COVID-19 pandemic cannot be fully determined or quantified at this time, we anticipate it will likely impact our future operations and results. Estimates and assumptions about future events and their effects cannot be determined with certainty and therefore require the exercise of judgment. As of the date of issuance of these financial statements, the Company is not aware of any specific event or circumstance that would require the Company to update its estimates, assumptions and judgments or revise the carrying value of its assets or liabilities. These estimates may change as new events occur and additional information is obtained and are recognized in the consolidated financial statements as soon as they become known.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

Share-based compensation – To determine the fair value of stock options on a given date, the Company must determine the assumptions that will be used as inputs to the Black-Scholes option pricing model, including the assumption regarding the future volatility of the common shares of Liminal for the expected life of the stock options. The Company uses the historical volatility as a starting basis for the estimate and also considers whether there are factors that would indicate that the past volatility is not indicative of the future volatility. In making this assessment, management considers changes in Liminal’s activities and other factors such as a significant share consolidation. As the volatility is an assumption that has a significant impact on the calculated value of a stock option, the impact of this estimate can significantly impact the share-based payment expense over the vesting period of an award.

On March 23, 2020, the board of directors of the Company approved a plan to seek shareholder approval to modify the exercise price of certain stock options as disclosed in note 10b. In order to determine when the expense related to this modification is recognized in the consolidated statement of operations, management evaluated the timing of notification to option holders, the timing and method of determining the exercise price and the service period. Management further considered whether the holders of the stock options had sufficient understanding of the terms and conditions of the potentially revised awards, the degree of certainty of the approval for the repricing and whether the service period for earning the rights to the awards had commenced. Management concluded that the definition of the grant date was not met but that the service period had commenced and therefore a preliminary calculation of the incremental fair value of the repricing of the awards was performed using assumptions as of March 31, 2020. This included an assumption that the exercise price would be revised to $15.21, which management assumed would be the higher of (i) $15.21 or (ii) the five day weighted average share price of Liminal common shares on the repricing date. A share-based expense was recognized during the first quarter of 2020 in accordance with the vesting status of the underlying stock options. A final calculation will be required when the conditions for the grant date are met.

Had management determined that the grant date had been met, a single and final calculation would have been done on the announcement date and the incremental fair value would have been similar to the estimate made on March 31, 2020. The difference between the incremental fair value calculated as of March 31, 2020 and the final calculation that will be utilized when the grant date conditions are met may be significant as the calculation will be affected by the revised exercise price and the market price at which the shares will be trading at the grant date. Consequently, the expense recognized over the vesting period may be significantly different depending on what is deemed to be the grant date.

3.	Discontinued operations

On November 25, 2019, the Company sold two subsidiaries in its bioseparations segment, representing the majority of its bioseparations operations and all of the bioseparations revenues. The results and cash flows of the business sold have been presented as discontinued operations with the revenues and costs relating to ceased activities being reclassified and presented retrospectively in the consolidated statements of operations, statements of comprehensive loss and notes to the financial statements as discontinued operations

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

Results and cash flows from discontinued operations

The results from discontinued operations for the period ended March 31, 2019 are as follows:

March 31,
Quarter ended	2019
Revenues	$5,969

Expenses
Cost of sales and other production expenses	3,222
Research and development expenses	1,721
Administration, selling and marketing expenses	549
Gain on foreign exchange	(7)
Finance costs	204
Net income from discontinued operations net of tax of $nil	$280

The cash flows from discontinued operations for the quarters ended March 31, 2020 and 2019 are presented in the following table:

	March 31,	March 31,
Quarters ended	2020	2019
Cash flows used in operating activities	$-	$(407)
Cash flows used in financing activities	-	(230)
Cash flows used in investing activities	388	(415)
Net change in cash during the quarter	$388	$(1,052)
Net effect of currency exchange rate on cash	-	(1)
Net increase (decrease) in cash generated by discontinued operations	$388	$(1,053)

4.	Accounts receivable

	March 31,	December 31,
	2020	2019
Trade receivables	$1,014	$44
Tax credits and government grants receivable	1,637	1,546
Sales taxes receivable	642	863
Other receivables	279	1,633
	$3,572	$4,086

5.	Inventories

	March 31,	December 31,
	2020	2019
Raw materials	$6,331	$7,175
Finished goods	201	357
	$6,532	$7,532

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

Inventories sold in the amount of $414 and $1,029 were recognized as cost of sales and other production expenses from continuing operations, and $nil and $2,326 from discontinued operations during the quarters ended March 31, 2020 and 2019 respectively. Inventory write‑downs of $163 and $nil from continuing operations and $nil and $414 from discontinued operations, also included in cost of sales and other production expenses, were recorded during the quarters ended March 31, 2020 and 2019 respectively.

6.	Right-of-use assets

		Production
		and laboratory
	Buildings	equipment	Other	Total
Cost
Balance at January 1, 2020	$36,234	$1,630	$143	$38,007
Lease modifications and other remeasurements	14	-	-	14
Effect of foreign exchange differences	151	-	-	151
Balance at March 31, 2020	$36,399	$1,630	$143	$38,172

Accumulated depreciation
Balance at January 1, 2020	$3,988	$718	$47	$4,753
Depreciation expense	555	148	17	720
Lease modifications and other remeasurements	974	-	-	974
Effect of foreign exchange differences	5	-	-	5
Balance at March 31, 2020	$5,522	$866	$64	$6,452

Carrying amounts
At March 31, 2020	$30,877	$764	$79	$31,720
At December 31, 2019	32,246	912	96	33,254

7.	Accounts payable and accrued liabilities

	March 31, 2020	December 31, 2019
Trade payables	$9,579	$10,496
Wages and benefits payable	2,876	5,593
Current portion of royalty payment obligations (note 9)	3,352	3,043
Current portion of license acquisition payment obligation	-	1,302
Current portion of other employee benefit liabilities (note 9)	2,171	2,374
	$17,978	$22,808

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

8.	Lease liabilities

The transactions affecting the lease liabilities during the quarter ended March 31, 2020 were as follows:

Balance at January 1, 2020	$38,237
Interest expense	1,549
Payments	(3,621)
Lease modification and other remeasurements	(1,095)
Effect of foreign exchange differences	1,533
Balance at March 31, 2020	$36,603
Less current portion of lease liabilities	6,834
Long-term portion of lease liabilities	$29,769

Interest expense on lease liabilities for the quarter ended March 31, 2020 was $1,549 ($1,788 for the quarter ended March 31, 2019) and is included as part of finance costs in the consolidated statement of operations.

9.	Other long-term liabilities

	March 31,	December 31,
	2020	2019
Royalty payment obligations	$3,465	$3,148
Other employee benefit liabilities	2,302	2,554
	$5,767	$5,702
Less:
Current portion of royalty payment obligations (note 7)	(3,352)	(3,043)
Current portion of other employee benefit liabilities (note 7)	(2,171)	(2,374)
	$244	$285

10.	Share capital and other equity instruments
a)	Share capital

Changes in the issued and outstanding common shares of the Company during the quarters ended March 31, 2020 and 2019 were as follows:

	March 31, 2020		March 31, 2019
	Number	Amount	Number	Amount
Balance - beginning of period	23,313,164	$932,951	720,306	$583,117
Issued to acquire assets	96,833	1,240	4,420	1,326
Shares issued pursuant to a restricted share units plan (note 10b)	10,355	9,764	-	-
Shares issued for cash	-	-	12,865	4,214
Shares released from escrow	-	-	-	400
Shares issued in payment to suppliers	-	-	1,472	545
Balance - end of period	23,420,352	$943,955	739,063	$589,602

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

2020

On January 29, 2020, the Company issued 96,833 common shares as a consideration for the final payment for the licence acquired on January 29, 2018. This transaction was accounted for as an extinguishment of the license acquisition payment obligation and the difference between the carrying value of the liability of $1,319 and the amount recorded for the shares issued of $1,240, which were valued at the market price of the shares on their date of issuance, was recorded as a gain on extinguishment of liabilities of $79 during the quarter ended March  31, 2020.

2019

In November 2018, the Company entered into an ”At-the-Market” (“ATM”) Equity Distribution Agreement (“EDA”) under which the Company is able, at its discretion and from time to time, subject to conditions in the EDA, to offer common shares through ATM issuances on the TSX or any other marketplace for aggregate proceeds not exceeding $31 million. This agreement provides that common shares are to be sold at market prices prevailing at the time of sale. The Company issued a total of 12,865 common shares at an average price of $327.55 per share under the ATM in January and February 2019, for aggregate gross proceeds of $4,214, less transaction costs of $248 recorded in deficit, for total net proceeds of $3,966. The use of the ATM facility was suspended concurrently with our Nasdaq registration.

On January 29, 2019, the Company issued 4,420 common shares in settlement of second payment due for the licence acquired on January 29, 2018 and recorded $1,326 in share capital based on the market value of the shares on that date.

On February 25 and 27, 2019, the Company issued a total of 1,472 common shares in payment for amounts due to certain suppliers. This transaction was accounted for as an extinguishment of liabilities and the difference between the carrying value of the accounts payable of $465 and the amount recorded for the shares issued of $545, which were valued at the market price of the shares on their date of issuance, was recorded as a loss on extinguishment of liabilities of $80.

As part of the settlement agreement concluded in April 2019 with the former CEO of the Company, common shares held in escrow as security for a share purchase loan of $400 to the former CEO were released and the loan extinguished in exchange for the receipt of a payment of $137, representing the fair value of the shares at the time of the settlement.

b)Contributed surplus (Share-based payments)

Stock options

Changes in the number of stock options outstanding during the quarters ended March 31, 2020 and 2019 were as follows:

	2020		2019
		Weighted		Weighted
		average		average
Quarters ended March 31	Number	exercise price	Number	exercise price
Balance - beginning of period	2,209,864	$38.72	21,625	$1,464.49
Granted	-	-	1,622	300.00
Forfeited	(9,827)	27.51	(887)	1,344.05
Expired	(20)	1,910.00	-	-
Balance - end of period	2,200,017	$38.75	22,360	$1,384.80

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

2020

In March 2020, Liminal’s board of directors approved a plan to reduce the exercise price of the stock options issued in June 2019, held by active employees and directors at the time of the repricing. As of March 31, 2020, this represent 1,975,289 of the outstanding stock options with exercise prices of $27.00 and $36.00. If the plan is approved, the exercise price would be changed to the higher of (i) $15.21 and (ii) the five-day weighted average share price of Liminal common shares on the repricing date that would not occur before the filing of the first quarter results. The repricing is subject to the approval of the shareholders at the Company’s annual shareholders meeting to take place June 8, 2020.

Although the stock options have not been repriced as of March 31, 2020, management concluded that the service period for employees and directors to earn the modified awards had commenced from the date the Company informed the holders of these stock options of the repricing proposal and the expense resulting from the repricing plan should be recognized starting from that date. Using an estimated revised exercise price of $15.21, the Company calculated the incremental fair value of the repricing as at March 31, 2020 at an amount of $2,228. Of this amount, $430, related to the vested stock options, was recognized immediately as an expense and the remaining $1,798, related to the unvested stock options, will be amortized over the remaining vesting period of those awards. If shareholders’ approval for the repricing is received, the Company will proceed to modify the exercise price of the stock options to the price determined on the repricing date and a final calculation of the fair value of the modification will be performed.

2019

In January 2019, 1,622 stock options were granted at an exercise price of $300.00 and vesting on December 31, 2019.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options. The weighted average inputs into the model and the resulting grant date fair values during the quarters ended March 31, 2020 and 2019 were as follows:

	March 31,	March 31,
	2020	2019
Expected dividend rate	-	-
Expected volatility of share price	91.8%	68.4%
Risk-free interest rate	0.8%	1.9%
Expected life in years	6.5	6.3
Weighted average grant date fair value	$6.62	$189.70

At March 31, 2020, stock options issued and outstanding by range of exercise price, not giving effect to the possible repricing of stock options discussed above, are as follows:

		Weighted average
		remaining	Weighted		Weighted
Range of	Number	contractual life	average	Number	average
exercise price	outstanding	(in years)	exercise price	exercisable	exercise price
$7.86-$11.99	171,250	9.6	$9.58	-	$-
$27.00	226,717	9.2	27.00	74,090	27.00
$36.00	1,794,224	9.2	36.00	375,995	36.00
$390.00-$3,190.00	7,826	5.6	1647.60	6,467	1,758.13
	2,200,017	9.2	$38.75	456,552	$58.93

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

A share-based payment compensation expense of $2,363 was recorded for the stock options for the quarter ended March 31, 2020 ($487 for the quarter ended March 31, 2019).

Restricted share units (“RSU”)

Changes in the number of RSU outstanding during the quarters ended March 31, 2020 and 2019 were as follows:

	March 31,	March 31,
	2020	2019
Balance - beginning of period	17,565	18,299
Granted	-	12,564
Forfeited	(24)	(133)
Released	(10,355)	-
Paid in cash	(2,948)	-
Balance - end of period	4,238	30,730

2020

At March 31, 2020, nil vested RSU and 4,238 unvested RSU were outstanding.

2019

On January 31, 2019, the Company granted 12,564 RSU at a grant price of $300.00 and a one-year vesting period. At March 31, 2019, 3,424 vested RSU and 27,306 unvested RSU were outstanding.

A share-based payment compensation expense of $14 was recorded during the quarter ended March 31, 2020 ($1,045 for the quarter ended March 31, 2019).

Share-based payments expense

The total share-based payments expense, comprising the above-mentioned expenses for stock options and RSU, has been included in the consolidated statements of operations for the quarters ended March 31, 2020 and 2019 as indicated in the following table:

	March 31,	March 31,
Quarters ended	2020	2019
Cost of sales and other production expenses	$7	$-
Research and development expenses	1,015	692
Administration, selling and marketing expenses	1,355	840
	$2,377	$1,532

16

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

c)Warrants

The following table summarizes the changes in the number of warrants outstanding during the quarters ended March 31, 2020 and 2019:

	March 31, 2020		March 31, 2019
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
Balance of warrants - beginning of period	172,735	$84.33	153,611	$1,028.35
Issued - loan modification	-	-	19,402	156.36
Balance of warrants - end of period	172,735	$84.33	173,013	$930.56
Balance of warrants exercisable - end of period	172,735	$84.33	171,013	$906.36

On February 22, 2019, pursuant to modifying its fourth loan agreement with SALP, the Company issued 19,402 warrants, referred to as Warrants #9, having an exercise price of $156.36. Warrants #9 do not meet the definition of an equity instrument since the underlying preferred shares qualify as a liability instrument, and therefore they must be accounted for as a financial instrument carried at fair value through profit or loss, presented on our statement of financial position as a warrant liability. During the quarter ended March 31, 2019, the Company recorded an expense of $229 due to the change in fair value of the warrant liability. These warrants were subsequently cancelled in April 2019.

As at March 31, 2020, the following warrants were outstanding:

Number	Expiry date	Exercise price
4,000	January 2023	3,000.00
168,735	April 2027	15.21
172,735		$84.33

11.	Revenues from continuing operations

	March 31,	March 31,
Quarters ended	2020	2019
Revenues from the sale of goods	$901	$2,198
Other revenues	202	66
	$1,103	$2,264

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

12.	Segmented information

The Company has two operating segments at March 31, 2020 which are the small molecule therapeutics segment and the plasma-derived therapeutics segment.

a) Revenues and expenses by operating segments

Segment revenues are with external customers unless otherwise specified.

For the quarter ended March 31, 2020	Small molecule therapeutics	Plasma- derived therapeutics	Reconciliation to statement of operations	Total
Revenues	$-	$901	$202	$1,103

Expenses
Cost of sales and other production expenses	-	646	38	684
Manufacturing and purchase cost of product candidates used for R&D activities	32	8,702	-	8,734
R&D - Other expenses	3,493	4,732	26	8,251
Administration, selling and marketing expenses	716	2,083	7,873	10,672
Segment loss	$(4,241)	$(15,262)	$(7,735)	$(27,238)
Gain on foreign exchange				(1,132)
Finance costs				1,630
Gain on extinguishments of liabilities				(79)
Net loss before income taxes from continuing operations				$(27,657)
Other information
Depreciation and amortization	$228	$1,233	$168	$1,629
Share-based payment expense	558	4	1,815	2,377

For the quarter ended March 31, 2019	Small molecule therapeutics	Plasma- derived therapeutics	Reconciliation to statement of operations	Total
Revenues	$31	$2,205	$28	$2,264

Expenses
Cost of sales and other production expenses	-	1,130	-	1,130
Manufacturing and purchase cost of product candidates used for R&D activities	-	9,234	(17)	9,217
R&D - Other expenses	2,705	5,482	67	8,254
Administration, selling and marketing expenses	651	1,970	4,474	7,095
Segment loss	$(3,325)	$(15,611)	$(4,496)	$(23,432)
Gain on foreign exchange				(1,776)
Finance costs				7,149
Loss on extinguishments of liabilities				80
Change in fair value of financial instruments measured at fair value through profit or loss				229
Net loss before income taxes from continuing operations				$(29,114)
Other information
Depreciation and amortization	$177	$1,799	$144	$2,120
Share-based payment expense	397	351	717	1,465

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

b) Revenues by location from continuing operations

Revenues are attributed to countries based on the location of customers.

Quarters ended	March 31, 2020	March 31, 2019
United States	$731	$1,422
Canada	205	842
United Kingdom	167	-
	$1,103	$2,264

The Company derives significant revenues from certain customers. For the quarter ended March 31, 2020 there were no significant revenues derived from one single party. For the quarter ended March 31, 2019, there was one party in the plasma-derived therapeutics segment who accounted for 64% of total revenues for continuing operations.

13.	Related party transactions

During the quarter ended March 31, 2020, the Company paid interest on the loan with its parent, SALP, in the amount of $251 ($2,182 for the quarter ended March 31, 2019).

The Company has a nonrevolving line of credit (“LOC”) agreement with SALP, of which $29,123 is currently available to be drawn as of March 31, 2020, bearing a stated interest of 10%, payable quarterly, and maturing on April 23, 2024 of which $nil has been drawn as at March 31, 2020. The LOC limit available to draw upon has previously been, and will continue to be, automatically reduced by the amounts of net proceeds generated upon the occurrence of all or any of the following transactions: a licensing transaction for the Company’s product candidate Ryplazim® or equity raises. The Company’s ability to draw on the LOC expires May 11, 2021.

During the quarter ended March 31, 2020, the Company recorded $26 ($nil for the quarter ended March 31, 2019) of research and development expenses, relating to a consulting service agreement signed with one of its directors in 2019 of which $nil remains payable as at March 31, 2020.